For Period Ending 12/31/06
File No. 811-8274

Item 77C. Submission of matters to a vote of security holders

Pursuant to a written consent, dated July 10, 2006, MassMutual, in its capacity as the majority shareholder of the MassMutual Select Funds, elected the Trustees of the Trust, as described in the Information Statement dated June 19, 2006.

Item 77O. Transactions Effected Pursuant to Rule 10f-3

MassMutual Select Mid Cap Growth Equity II Fund (Series 17)

On November 20, 2006, Registrant purchased 600 shares issued by Spirit Aerosystems Holdings Inc. at a price of $26.00 per share, amounting to a $15,600 aggregate purchase price. Jefferies & Company, an affiliate of T. Rowe Price Associates, Inc., participated in the underwriting syndicate. Morgan Stanley & Company was the broker from whom the Fund purchased shares.

MassMutual Select Small Cap Growth Equity Fund (Series 11)

On December 12, 2006, Registrant purchased 2,800 shares issued by IPG Photonics Corp. at a price of $16.50 per share, amounting to a $46,200 aggregate purchase price. Jefferies & Co., an affiliate of Wellington Management Company, LLP, participated in the underwriting syndicate. Merrill Lynch was the broker from whom the Fund purchased shares.

MassMutual Select Small Company Growth Fund (Series 23)

On October 17, 2006, Registrant purchased 10,000 shares issued by Stanley Associates, Inc. at a price of $13.00 per share, amounting to a $130,000 aggregate purchase price. Raymond James, an affiliate of Eagle Asset Management, Inc., participated in the underwriting syndicate. Citigroup was the broker from whom the Fund purchased shares.